                                                                    EXHIBIT 99.1

                                  [WIPRO LOGO]

FOR IMMEDIATE RELEASE

                                                      CONTACT: SRIDHAR RAMASUBBU
                                                                   Wipro Limited
                                                                    408-557-4402

         Results for the Quarter Ended September 30, 2003 under US GAAP
                      WIPRO RECORDS 8% GROWTH IN NET INCOME

BANGALORE, INDIA AND MOUNTAIN VIEW, CALIFORNIA - OCTOBER 17, 2003-- Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2003.

HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30,2003:

- Net Income was Rs. 2.29 billion ($50 million), representing an increase of 8% over the same period last year.

- Revenue was Rs. 13.51 billion ($295 million), representing an increase of 28% year over year.

- Global IT Services Revenue & Products was Rs.10.35 billion ($226 million), representing an increase of 41% over the same period last year.

- Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 2.11 billion ($46 million), representing an increase of 4% over the same period last year.

- Rs. 3.18 billion ($69 million) cash generated from continuing operations.

-        Global IT Services & Products added 35 new clients in the quarter.

OUTLOOK FOR THE QUARTER ENDING DECEMBER 31, 2003

Azim Premji, Chairman of Wipro commenting on the results said "Strong volume growth and declining pricing pressures resulted in Revenues of $222 million in our Global IT Services business ahead of our guidance of $210 million. During the quarter, we saw robust sequential growth across all business segments in our Global IT business. Business prospects continue to be promising, with healthy volume growth and prices moving in a narrow band. Looking ahead, for the quarter ending December 2003, we expect Revenue from our Global IT Services business to be approximately $241 million."

Vivek Paul, Vice Chairman, said "This quarter we saw customers demonstrating both growing confidence in our end-to-end service model as well as an increased willingness to increase spending. Our Technology businesses continued to recover, with sequential growth of 16%, including Telecom, which grew sequentially by 14%. Our IT businesses continued to demonstrate steady growth, with sequential growth of 12%. Highlights in IT business were a 36% sequential growth in our Technology Infrastructure Services, 22% sequential growth in BPO and 19% sequential growth in Package Implementation. Account openings for the quarter continued at an encouraging rate with 35 new accounts opened, 6 of which were Fortune 1000 companies."

Suresh Senapaty, Corporate Executive Vice President - Finance said, "During the quarter, our combined IT Products and Services businesses showed strong growth, achieving a significant landmark by crossing the annualised Revenue run rate of $1 billion. On the profitability front, we were able to contain the losses of Wipro NerveWire within projected levels, and saw improvements in virtually all operating parameters, including realizations, helping us maintain our Operating Margins from the prior quarter, despite a significant appreciation in the Rupee exchange rate."

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WIPRO LIMITED

Total Revenues for the quarter ended September 30, 2003 were Rs.13.51 billion ($295 million), representing a 28% increase over the corresponding period in the previous year. Net Income was Rs. 2.29 billion ($50 million), representing an increase of 8% over the same period last year. Earnings per share from continuing operations were Rs. 9.92 ($0.22) for the quarter ended September 30, 2003, representing an increase of 7% over the earnings per share of Rs.9.23 for the quarter ended September 30, 2002.

Total Revenues for the six months ended September 30, 2003, were Rs. 25.20 billion ($550 million), representing a 28% increase over the corresponding period in the last year. Net Income for the six months ended September 30, 2003 was Rs. 4.1 billion ($89 million), representing an increase of 7% over net income for the same period last year. Earnings Per Share from continuing operations was Rs. 17.62 ($0.38) for the six months ended September 30, 2003, representing a decline of 3% over the Earnings Per Share of Rs. 18.25, for the corresponding period last year.

GLOBAL IT SERVICES AND PRODUCTS (76% OF REVENUES AND 87% OF OPERATING INCOME FOR QUARTER ENDED SEPTEMBER 30, 2003)

Our Global IT Services and Products business segment (excluding Wipro Nervewire, which is being reported separately) recorded Revenue(1) of Rs. 10.23 billion ($223 million) for the quarter ended September 30, 2003, representing an increase of 40% over the same period last year. EBIT was Rs.2.23 billion ($49 million) for the quarter ended September 30, 2003, representing an increase of 9% over the same period last year. Operating Margin to Revenue for the quarter ended September 30, 2003 was 22%, representing a decline of 6% from the quarter ended September 30, 2002. The decline was primarily due to lower price realization for Offshore projects and higher Selling, General and Administrative costs, which were partially offset by increased utilization of professionals and higher price realization for Onsite projects. EBIT includes acquisition related charges of Rs. 69 million ($1.51 million) from the amortization of intangibles.

We had approximately 24,500 employees in this business segment as of September 30, 2003, which includes approximately 16,000 employees in the IT Services business and approximately 8,500 employees in IT Enabled Services business. This is consequent to net addition of approximately 3,091 people, of which 1,061 were in IT Services and 2,030 were in IT Enabled Services. We added 35 new customers, of which 15 are in R&D Services and 20 are in Enterprise Services.

Wipro NerveWire recorded Revenue of Rs. 120 million ($3 million) and a loss of Rs. 109 million ($2 million) for the quarter ended September 30, 2003.

INDIA AND ASIA-PAC IT SERVICES AND PRODUCTS (14% OF REVENUE AND 5% OF OPERATING INCOME FOR QUARTER ENDED SEPTEMBER 30, 2003)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 1.94 billion ($42 million) for the quarter ended September 30, 2003, representing a decline of 11% over the quarter ended September 30, 2002. EBIT for the quarter ended September 30, 2003, was Rs. 131 million ($3 million), representing an increase of 4% over the same period last year.

Operating Margin for the quarter ended September 30, 2003 was 7%, representing an increase of 1% compared to the quarter ended September 30, 2002. Return on Capital Employed (ROCE) for the six month period ending September 20, 2003 was 32% compared to 37% for the six months ended September 30, 2002.

--------
(1) Global IT Services & Products segment Revenues were Rs. 10.18 billion for the quarter ended September 30, 2003 under Indian GAAP. The difference of Rs. 46 million ($1 million) is attributable to different revenue recognition standards under Indian GAAP and US GAAP.

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CONSUMER CARE & LIGHTING (6% OF REVENUE AND 6% OF OPERATING INCOME FOR QUARTER
ENDED SEPTEMBER 30, 2003)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 862 million ($19 million) for the quarter ended September 30, 2003, representing a 20% increase over Revenue of Rs. 720 million for the quarter ended September 30, 2002. EBIT was Rs. 138 million ($3 million) for the quarter ended September 30, 2003, representing a 23% increase over EBIT of Rs.112 million for the quarter ended September 30, 2002. Return on Capital Employed (ROCE) for the six-month period ending September 20, 2003 was 93% compared to 71% for the six months ended September 30, 2002.

OUR RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2003, COMPUTED UNDER THE INDIAN GAAP AND THE US GAAP, ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION OF OUR WEBSITE AT WWW.WIPRO.COM.

QUARTERLY CONFERENCE CALL

We will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss our performance for the quarter and answer questions sent to email ID:
Lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com shortly after the live broadcast.

ABOUT WIPRO LIMITED

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

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                                  WIPRO LIMITED
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED SEPTEMBER 30          SIX MONTHS ENDED SEPTEMBER 30
                                                      -------------------------------          -----------------------------
                                                        2002      2003          2003        2002         2003          2003
                                                                             Convenience                             Convenience
                                                                            translation into                        translation into
                                                                                US$                                       US$
                                                   (UNAUDITED) (UNAUDITED)  (UNAUDITED)    (UNAUDITED) (UNAUDITED)  (UNAUDITED)
Revenues :
  Global IT Services and Products
    Services.......................................   Rs.7,181  Rs. 10,196  $      223  Rs. 13,491    Rs.19,383      $  423
    Products.......................................         92          26           1         126           63           1
  India and AsiaPac IT Services and Products
    Services.......................................        553         672          15       1,021        1,258          27
    Products.......................................      1,634       1,259          27       2,916        1,993          44
  Consumer Care and Lighting.......................        720         863          19       1,436        1,644          36
  Others...........................................        374         490          11         713          857          19
                                                      --------  ----------  ----------  ----------    ---------      ------
      Total........................................     10,554      13,506         295      19,703       25,198         550
                                                      --------  ----------  ----------  ----------    ---------      ------
Cost of Revenues:
  Global IT Services and Products
    Services.......................................      4,195       6,608         144       7,832       12,361         270
    Products.......................................         54          22           1          86           42           1
  India and AsiaPac IT Services and Products
    Services.......................................        278         360           8         530          670          15
    Products.......................................      1,459       1,107          24       2,599        1,758          38
  Consumer Care and Lighting.......................        494         563          12         968        1,058          23
  Others...........................................        275         348           8         548          611          13
                                                      --------  ----------  ----------  ----------    ---------      ------
      Total........................................      6,755       9,008         197      12,563       16,500         360
                                                      --------  ----------  ----------  ----------    ---------      ------
Gross profit.......................................      3,799       4,498          98       7,140        8,698         190
Operating expenses :
                                                      --------  ----------  ----------  ----------    ---------      ------
  Selling, general, and administrative exp.........     (1,479)     (2,076)        (45)     (2,735)      (4,175)        (91)
  Research and development expenses................        (39)        (54)         (1)        (78)        (112)         (2)
  Amortization of intangible assets................        (47)        (80)         (2)        (47)        (156)         (3)
  Foreign exchange gains, net......................         38         126           3         240          176           4
  Others, net......................................         33          21           1          69           52           1
                                                      --------  ----------  ----------  ----------    ---------      ------
Operating Income...................................      2,305       2,435          53       4,589        4,483          98
Loss on direct issue of stock by subsidiary........         --                                             (176)         (4)
Other income, net..................................        132         181           4         392          347           8
Equity in losses of affiliates.....................         (5)          6           1        (211)         (48)         (1)
                                                      --------  ----------  ----------  ----------    ---------      ------
Income before income taxes and minority interest ..      2,432       2,622          57       4,770        4,607         101
Income taxes.......................................       (286)       (316)         (7)       (540)        (517)        (11)
Minority interest..................................        (12)        (12)         --         (12)         (16)         --
                                                      --------  ----------  ----------  ----------    ---------      ------
Income from continuing operations..................      2,135       2,294          50       4,219        4,074          89
Discontinued operations:
  Loss from operations of discontinued corporate
    Internet services division ( including loss on
    disposal of Rs. 249 for the six months ended
    September 30, 2002 and gain on disposal of
    Rs. 26 for the three months ended September 30,
    2002)                                                  (10)         --          --        (551)          --          --
    Income tax benefit.............................          4          --          --         156           --          --
                                                      --------  ----------  ----------  ----------    ---------      ------
      Net income...................................   Rs.2,128  Rs.  2,294  $       50  Rs.  3,824    Rs. 4,074      $   89
                                                      ========  ==========  ==========  ==========    =========      ======
Earnings per equity share: Basic
    Continuing Operations..........................       9.23        9.92        0.22       18.25        17.62        0.38
    Discontinued operations........................      (0.03)         --          --       (1.71)          --          --
      Net income...................................       9.20        9.92        0.22       16.54        17.62        0.38
Earnings per equity share: Diluted
    Continuing operations..........................       9.23        9.87        0.22       18.22        17.55        0.38
    Discontinued Operations........................      (0.03)         --          --       (1.71)          --          --
      Net Income...................................       9.20        9.87        0.22       16.51        17.55        0.38
                                                      ========  ==========  ==========  ==========    =========      ======
ADDITIONAL INFORMATION
Operating Income
Global IT Services & Products
  IT Services & Products                              Rs.2,035  Rs.  2,223  $       49  Rs.  4,081    Rs. 4,143         90
  Nervewire                                                 --        (109)         (2)         --         (219)         (5)
  Total                                                  2,035       2,114          46       4,081        3,924          86
India & AsiaPac IT Services & Products                     125         131           3         208          195           4
Consumer Care & Lighting                                   112         138           3         236          274           6
Others                                                      53          71           2          91          129           3
Reconciling Item                                           (20)        (19)         --         (27)         (39)         (1)
                                                      --------  ----------  ----------  ----------    ---------      ------
Total                                                 Rs.2,305  Rs.  2,435  $       53       4,589        4,483          98
                                                      ========  ==========  ==========  ==========    =========      ======

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                                  WIPRO LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
        (IN MILLIONS, EXCEPT PER SHARE DATA AND UNLESS STATED OTHERWISE)

                                                                          AS OF SEPTEMBER 30,
                                                               ------------------------------------------
                                                               2002         2003             2003
                                                               ----         ----             ----
                                                                                          Convenience
                                                                                         translation into
                                                                                              US$
                                                            (UNAUDITED)  (UNAUDITED)      (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents ..............................   Rs. 5,036   RS. 2,155        $    47
  Investments in liquid and short term mutual funds ......       6,774      15,300            334
  Accounts receivable, net of allowances .................       7,075       7,837            171
  Costs and earnings in excess of billings on contracts in
    progress .............................................       1,287       2,195             48
  Inventories ............................................       1,372       1,934             42
  Other investment securities ............................       1,361          --             --
  Deferred income taxes ..................................         126         241              5
  Property, plant and equipment held for sale ............          34          --             --
  Other current assets ...................................       2,350       3,085             67
                                                             ---------   ---------    -----------
      Total current assets ...............................      25,415      32,747            715
                                                             ---------   ---------    -----------
  Property, plant and equipment, net .....................       6,707       8,212            179
  Investments in affiliates ..............................         679         481             11
  Deferred income taxes ..................................         220         198              4
  Intangible assets, net .................................         413         385              8
  Goodwill ...............................................       4,015       5,433            119
  Other assets ...........................................         759         678             15
                                                             ---------   ---------    -----------
      Total assets .......................................   Rs.38,208   RS.48,134        $ 1,051
                                                             =========   =========    ===========
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings from banks ..................................   Rs.   474   RS.   404        $     9
  Current portion of long term debt ......................          20          28              1
    Accounts Payable .....................................       2,088       2,166             47
    Accrued expenses .....................................       1,500       2,149             47
    Accrued employee cost ................................       1,007       1,633             36
    Advances from customers ..............................       1,002       1,027             22
    Other current liabilities ............................         737         981             21
                                                             ---------   ---------    -----------
      Total current liabilities ..........................       6,828       8,388            183
                                                             ---------   ---------    -----------
Long-term debt, excluding current portion ................          28          --             --
Other liabilities ........................................         191         216              5
                                                             ---------   ---------    -----------
      Total liabilities ..................................       7,047       8,604            188
                                                             ---------   ---------    -----------
  Minority interest ......................................         101         289              6
Stockholders' equity
Equity shares at Rs. 2 par value:375,000,000 shares
    authorized; Issued and outstanding: 232,496,246 and
    232,567,137 shares as of September 30, 2002 and
    2003 .................................................         465         465             10
       Additional paid-in capital ........................       6,875       6,950            152
    Deferred stock compensation ..........................         (84)        (25)            (1)
Accumulated other comprehensive loss .....................          (4)        (44)            (1)
  Retained earnings ......................................      23,808      31,895            697
  Equity shares held by a controlled Trust: 1,302,410 and
    1,303,610 shares as of September 30, 2002 and 2003               *           *              *
                                                             ---------   ---------    -----------
      Total stockholders' equity .........................      31,060      39,241            857
                                                             ---------   ---------    -----------
    Total liabilities and stockholders' equity ...........   Rs.38,208   RS.48,134        $ 1,051
                                                             =========   =========    ===========
* Equity shares held by a controlled trust                   Rs.75,000   Rs.75,000    Rs.  75,000